APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

TRUE EAST LEAF LLC
Income Statement - unaudited
For the periods ended 12/31/20

	Current Period	Prior Period
	31-Dec-20	**31-Dec-19**
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	-	-
GROSS PROFIT (LOSS)	-	-
OPERATING EXPENSES		
Depreciation	-	-
Professional Services - Legal, Accounting	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Utilities	-	-
TOTAL OPERATING EXPENSES	-	-
OPERATING PROFIT (LOSS)	-	-
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-
Income Tax Expense	-	-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-	-
NET INCOME (LOSS)	$ -	$ -

TRUE EAST LEAF LLC
Balance Sheet - unaudited
For the period ended 12/31/20

	Current Period	Prior Period
	31-Dec-20	31-Dec-20
ASSETS		
Current Assets:		
Cash	$ -	$ -
Petty Cash	-	-
Accounts Receivables	-	-
Inventory	-	-
Prepaid Expenses	-	-
Employee Advances	-	-
Temporary Investments	-	-
Total Current Assets	-	-
Fixed Assets:		
Land	-	-
Buildings	194,000.00	194,000.00
Furniture and Equipment	-	-
Computer Equipment	-	-
Vehicles	-	-
Less: Accumulated Depreciation	-	-
Total Fixed Assets	194,000.00	194,000.00
Other Assets:		
Trademarks	-	-
Patents	-	-
Security Deposits	-	-
Other Assets	-	-
Total Other Assets	-	-
TOTAL ASSETS	$ 194,000.00	$ 194,000.00
LIABILITIES		
Current Liabilities:		
Accounts Payable	$ -	$ -
Business Credit Cards	-	-
Sales Tax Payable	-	-
Payroll Liabilities	-	-
Other Liabilities	-	-

Current Portion of Long-Term Debt		-	-
Total Current Liabilities		-	-
Long-Term Liabilities:			
Notes Payable		-	-
Mortgage Payable		-	-
Less: Current portion of Long-term debt		-	-
Total Long-Term Liabilities		-	-
EQUITY			
Capital Stock/Partner's Equity		194,000.00	194,000.00
Opening Retained Earnings		-	-
Dividends Paid/Owner's Draw		-	-
Net Income (Loss)		-	-
Total Equity		194,000.00	194,000.00
TOTAL LIABILITIES & EQUITY	$	**194,000.00**	$ **194,000.00**
Balance Sheet Check		-	-

TRUE EAST LEAF LLC
Statement of Cash Flow - unaudited
For the period ended 12/31/20

	Current Period 12/1/20- 12/31/20	Prior Period 11/1/20- 11/30/20
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-

Kayley Stasiewski
I, _____, certify that:

1. The financial statements of True East Leaf included in this Form are true and complete in all material respects; and
2. The tax return information of True East Leaf included in this Form reflects accurately the information reported on the tax return for True East Leaf for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature

DocuSigned by:

Kayley Stasiewski

8E6D08AB4DA442E

Name: Kayley Stasiewski

Title: CEO

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